SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION
SECOND QUARTER 2007

Ratios (%)	2Q07	1Q07	2Q06	1H07	1H06
Performance

Unibanco’s net income reached R$841 million in 2Q07 and R$1,422 million in 1H07, up 53.5% and 33.1% when compared to 2Q06 and 1H06, respectively. Excluding the result from non recurring events in 2Q07, net income was R$638 million, a 16.4% growth when compared to the same period last year.
Annualized return on average equity (ROAE) reached 35.9% in 2Q07 and 29.3% in 1H07. Excluding the result from non recurring events, ROAE was 26.7% in 2Q07 and 25.1% in 1H07.

Highlights – Balance Sheet

Unibanco’s total assets reached R$130 billion, up 32.0% when compared to June 30, 2006. This growth is mainly due to the R$ 9.7 billion increase in total loans, particularly in payroll loans, car loans and credit cards portfolios, and the R$8.7 billion increase in marketable securities and foreign exchange portfolios.
The loan portfolio grew 9.9% in the quarter, reaching R$ 51.644 million. Retail portfolio increased 12.0%, with a 19.3% growth in the commercial bank, 8.0% in SMEs and 6.7% in consumer credit companies portfolios. The highlights were payroll loans, up 49.7%, car loans, increasing 15.0%, branch network, up 10.9%, and credit cards, with a 9.4% increase. Wholesale portfolio grew 6.9% in the quarter, despite the US dollar depreciation in the period.

Loan Portfolio

The risk management policy adopted by Unibanco since mid- 2005, along with an increase in lower risk portfolios, has provided a continuous asset quality improvement, reflected on the 18.4% reduction in provision for loan losses, 2Q07 vis- à-vis 2Q06, and on the D to H portfolio ratio evolution, as shown in the graph below:

D-H Portfolio / Total Loan Portfolio

Annualized ROAE	35.9	25.1	24.7	29.3	23.6
Annualized ROAE before non recurring events	26.7	25.1	24.7	25.1	23.6
Annualized ROAA	2.8	2.1	2.3	2.5	2.3
Annualized ROAA before non recurring events	2.1	2.1	2.3	2.1	2.3
Efficiency Ratio	47.3	48.8	46.9	48.0	47.2
BIS Ratio	14.0	13.3	15.0	14.0	15.0
Earnings per share (R$)	0.30	0.21	0.20	0.51	0.38
Earnings per share before non recurring events (R$)	0.23	0.21	0.20	0.43	0.38
Book value per outstanding share (R$)	3.85	3.67	3.51	3.85	3.51

Income Statement(R$ millions)	2Q07	1Q07	2Q06	1H07	1H06

Profit from financial intermediation before provision (a)	2,621	2,408	2,392	5,029	4,750
Provision for loan losses (b)	(545)	(524)	(668)	(1,069)	(1,310)
Profit from financial intermediation (a+b)	2,076	1,884	1,724	3,960	3,440
Fees from services rendered	910	869	876	1,779	1,715
Personnel and administrative expenses	1,417	1,384	1,347	2,801	2,675
Operating Income before non recurring events	1,045	938	875	1,983	1,715
Result from non recurring events	203	-	-	203	-
Recurring net income	638	581	548	1,219	1,068
Net Income	841	581	548	1,422	1,068

Balance Sheet(R$(R$ millions)			2Q07	1Q07	2Q06

Loan Portfolio			51,644	47,001	41,929
Total assets			129,576	115,191	98,134
Total deposits + debentures			46,804	46,432	43,842
Stockholders' equity			10,798	10,286	9,816
Assets under management			47,527	45,606	41,081

Investor Relations | 2Q07	1

Financial Margin (R$ millions)	2Q07	1Q07	2Q06	1H07	1H06	Highlights – Results

The financial margin after provision for loan losses was R$2,076 million in 2Q07, up 10.2% when compared to 1Q07 and 20.4% from the same period last year. This evolution is mostly explained by a higher credit volume and an improvement in the asset quality.

The financial margin after provision for loan losses reached 7.1% in 2Q07, relatively stable compared to 1Q07. When compared to the same period last year, there was a 50 b.p. drop, despite the 325 b.p. reduction in the Selic rate and the significant growth in marketable securities and foreign exchange portfolios.

The highlight in the quarter was the 18.4% decrease in provision for loan losses, 2Q07 vis-à-vis 2Q06, as a result of asset quality improvement. Provision for loan losses represented 20.8% of the financial margin in June 2007, compared to 27.9% in the same period of last year.

In 1H07, personnel and administrative expenses in the companies under Unibanco’s direct management decreased 4.6% from 2H06, largely due to efficiency gains and seasonal effects. When compared to 2Q06, the variation was 2.2%, below the 3.7% inflation in the period (as measured by IPCA), a very positive figure, given the businesses expansion and the wage increases in September, 2006.

Stocks
Unibanco Units gained approximately 60% over the past 12 months. The Ibovespa increased by 48% during the same period.

The Unit’s average daily trading volume grew 96.1% when compared to 1Q07, reaching R$85.3 million in 2Q07. The GDS’s average daily trading volume was US$126.7 million, up 56.7% from 1Q07.

Unibanco’s market capitalization, based on the Unit (UBBR11) closing quotation of R$21.79, on August 7th , 2007, is R$30.5 billion.

Stock Repurchase Program
The Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of their own shares, by Unibanco, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation. The authorization will be valid for 6 months to be counted from August 10th , 2007, and will be carried out at fair market value and through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

SOX Certification
On June 15th , 2007, Unibanco and Unibanco Holdings achieved the 404 section certification of Sarbanes-Oxley Law (SOX) regarding internal controls over US GAAP Consolidated Financial Statements.

						This achievement reaffirms Unibanco's commitment to the quality of the integrated management of process, risk and control, as well as the high quality standards of corporate governance practices adopted and the transparency of financial statements disclosure.

Financial margin (A)	2,621	2,408	2,392	5,029	4,750
Financial margin after provision for loan losses (B)	2,076	1,884	1,724	3,960	3,440
Total average assets (-) average permanent assets (C)	119,923	106,950	92,780	114,179	91,927
Annualized financial margin before provision for loan losses (%) (A/C)	9.0%	9.3%	10.7%	9.0%	10.6%
Annualized financial margin after provision for loan losses (%) (B/C)	7.1%	7.2%	7.6%	7.1%	7.6%

Unibanco – União de Bancos Brasileiros S.A. Av. Eusébio Matoso, 891 – 15th floor Brazil, São Paulo, SP 05423-901 Phone: (55 11) 3584-1980 E-mail: investor.relations@unibanco.com

Investor Relations | 2Q07	2

Financial Information

•Performance	5

Non Recurring Events	6

Highlights	7

Financial Margin	7

•Assets	8

Marketable Securities	9

Credit Operations	10

Allowance and Provisions for Loan Losses	12

Investments Abroad	15

•Funding	16

•Local and foreign currency balances	17

•Capital Adequacy Ratios	18

•Efficiency Ratio	18

•Revenue by Type of Business	19

•Fee Income	19

•Personnel and Administrative Expenses	20

Personnel Expenses	20

Other Administrative Expenses	21

Investor Relations | 2Q07	3

Highlights for the Quarter

•Brazilian Economy	22

•Retail	22

SMEs	23

Consumer Credit Companies	23

Credit Card Companies	23

Consumer Finance Companies	24

•Wholesale	24

•Insurance and Private Pension Plans	25

•Wealth Management	27

•Unibanco Holdings	27

•Subsequent Event	27

Redecard	27

•Corporate Governance	28

Stocks	28

Market Capitalization	28

Indexes	28

Stock Repurchase Program	29

Interest on Capital Stock and Dividends	29

SOX Certification	29

•Human Resources	30

Partnership Program	30

•Social and Environmental Responsibility	31

Institutes	31

Microcredit	32

•Consolidated Balance Sheet	33

•Consolidated Income Statement	34

Investor Relations | 2Q07	4

Financial Information

Performance

Unibanco’s net income reached R$841 million in 2Q07 and R$1,422 million in 1H07, up 53.5% and 33.1% when compared to 2Q06 and 1H06, respectively. Excluding the result from non recurring events in 2Q07 (refer to item – Non recurring events), net income was R$638 million, a 16.4% growth when compared to the same period last year.

The operating income before non recurring events increased 11.4% in 2Q07, reaching R$1,045 million.

Stockholders’ equity was R$10,798 million on June 30, 2007, up 10.0% from June, 2006. Annualized return on average equity (ROAE) reached 35.9% in 2Q07 and 29.3% in 1H07. Excluding the result from non recurring events, ROAE was 26.7% in the quarter and 25.1% in the semester.

The table below illustrates the main performance indicators for the periods under analysis:

Profitability	2Q07	1Q07	2Q06	1H07	1H06

Net Income (R$ millions)	841	581	548	1,422	1,068
Recurring net income (R$ millions)	638	581	548	1,219	1,068
Result from non recurring events (R$ millions)	203	-	-	203	-
Operating Income before non recurring events (R$ millions)	1,045	938	875	1,983	1,715
Total assets (R$ millions)	129,576	115,191	98,134	129,576	98,134
Stockholders' equity (R$ millions)	10,798	10,286	9,816	10,798	9,816
ROAE (%)	35.9	25.1	24.7	29.3	23.6
ROAE before non recurring events (%)	26.7	25.1	24.7	25.1	23.6
ROAA (%)	2.8	2.1	2.3	2.5	2.3
ROAA before non recurring events (%)	2.1	2.1	2.3	2.1	2.3
Earnings per share (R$)	0.30	0.21	0.20	0.51	0.38
Earnings per share before non recurring events (R$)	0.23	0.21	0.20	0.43	0.38
Book value per outstanding share (R$)	3.85	3.67	3.51	3.85	3.51
Book value per Unit (R$) (1)	7.74	7.37	7.04	7.74	7.04

(1) Each Share Depo sit Certificate ("UNIT") represents o ne preferred share issued by Unibanco and o ne preferred share issued by Unibanco Ho ldings

Investor Relations | 2Q07	5

Performance > Non Recurring Events

In June, Unibanco anounced the sale of part of its participation in Serasa. The total of 489,195 Serasa’s common shares was sold to Experian. The result before tax effects of this transaction was R$431 million. Unibanco and Experian executed a shareholders’ agreement that will allow Unibanco to participate on Serasa’s management by appointing a member to the Board of Directors.

Also in June, Unibanco informed that it has admitted a non financial company of Deutsche group as a minority shareholder in a non financial subsidiary, Unibanco Participações Societárias S.A. (“UPS”). Such participation was made in cash and, therefore, will assist with the financing of the long term expansion of the businesses of the Unibanco group by reducing the permanent assets and consequently increasing the operational capacity of the conglomerate.

The results from the sale of part of Serasa’s stake and from the change in participation on our subsidiary UPS were accounted as non recurring results, which also includes additional provisions.

The total amount of result from non recurring events was R$203 million in the quarter, as shown in the table below:

R$ millions

Non recurring events (1)

Result from the sale of Serasa's stake	285
Change in participation on our subsidiary UPS	679
Civil, labor and fiscal provisions	(572)
Additional provision for loan losses	(47)
Other provisions	(142)
Result from non recurring events	203

(1) Net of taxes

Investor Relations | 2Q07	6

Performance > Highlights

- Loan portfolio growth in 2Q07

• Payroll loans: 49.7%
• Car loans: 15.0%
• Branch network: 10.9%
• Credit cards loans: 9.4%
• Small and Medium Enterprises (SMEs): 8.0%
• Retail loan portfolio: 12.0%
• Wholesale loan portfolio: 6.9%
• Total loan portfolio: 9.9%

- Improvement in asset quality

• 18.4% reduction in provision for loan losses in 2Q07 versus 2Q06
• Better ratio of D to H portfolio over total loans, 5.2% vis-à-vis 6.9% in June 2006 x
• 100% D to H loan portfolio coverage and 123% E to H loan portfolio coverage

Performance > Financial Margin

The financial margin after provision for loan losses, adjusted for the net effect of investments abroad, was R$2,076 million in 2Q07, up 10.2% when compared to 1Q07 and 20.4% from the same period last year, mostly explained by a higher credit volume and an improvement in the asset quality.

The structural change in the Brazilian market – declining interest rates, increasing bancarized population, rising payroll loans and GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and an increase in average loan duration. Such changes influenced financial margin and provision for loan losses, both with a declining trend.

The financial margin, after provisions for loan losses, reached 7.1% in 2Q07, relatively stable compared to 1Q07. When compared to the same period last year, there was a 50 b.p. drop, despite the reduction of 325 b.p. in the Selic interest rate and the significant growth in marketable securities and foreign exchange portfolios.

The improvement in asset quality explains the 18.4% decrease in provision for loan losses in 2Q07 vis-à-vis 2Q06. Provision for loan losses represented 20.8% of the financial margin in June 2007, compared to 27.9% as of June, 2006, resulting in this significant reduction of 710 b.p.

					R$ millions

Financial Margin	2Q07	1Q07	2Q06	1H07	1H06

Financial margin (A)	2,621	2,408	2,392	5,029	4,750
Provision for loan losses	(545)	(524)	(668)	(1,069)	(1,310)
Financial margin after provision for loan losses (B)	2,076	1,884	1,724	3,960	3,440

Total average assets (-) average permanent assets (C )	119,923	106,950	92,780	114,179	91,927

Annualized financial margin before provision for loan losses (%) (A/C )	9.0%	9.3%	10.7%	9.0%	10.6%
Annualized financial margin after provision for loan losses (%) (B/C )	7.1%	7.2%	7.6%	7.1%	7.6%

Investor Relations | 2Q07	7

Assets

Unibanco’s total assets reached R$129,576 million, up 32.0% when compared to June 30, 2006. This growth is mainly due to the R$9.7 billion increase in total loans, particularly in payroll loans, car loans and credit cards portfolios, and the R$8.7 billion increase in marketable securities and foreign exchange portfolios. Annualized return on average assets (ROAA) before non recurring events was 2.1% in 2Q07, similar to 1Q07.

The chart below illustrates the trend in asset growth:

The total assets mix is shown below:

Investor Relations | 2Q07	8

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of June, 2007 is detailed in the table below:

R$ millions

	Trading Securities (Market Value)	Securities Available for Sale (Market Value)	Securities Held to Maturity (Amortized Cost)
				Total

Federal government	7,249	4,810	1,219	13,278
Foreign government	-	2,464	-	2,464
Brazilian sovereign debt	138	1,625	1,402	3,165
Corporate debt securities	377	2,115	54	2,546
Bank debt securities	1,032	344	29	1,405
Marketable equity securities	-	275	-	275
Mutual funds	799	13	-	812
Other	787	-	-	787

Total	10,382	11,646	2,704	24,732
% of portfolio	42%	47%	11%	100%

The market value of marketable securities classified as held to maturity was R$3,138 million on June 30, 2007, with an unrealized gain of R$434 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

							R$ millions

Changes in Securities Portfolio	Balance Mar-07	Foreign Exchange Variation	Interests(1)	Maturity(2)	Purchases	Sales	Balance Jun-07

Trading securities	10,230	(56)	2,427	(1,814)	43,688	(44,093)	10,382
Available for sale	12,409	(92)	489	(297)	5,168	(6,031)	11,646
Held to maturity	2,856	(95)	69	(126)	-	-	2,704

Total	25,495	(243)	2,985	(2,237)	48,856	(50,124)	24,732

(1) Includes m arket value adjustment.
(2) Interest paym ents and redemptions at maturity.

Investor Relations | 2Q07	9

Assets > Credit Operations

In 2Q07, the Retail loan portfolio increased 12.0%, with a 19.3% growth in the commercial bank, 8.0% in SMEs and 6.7% in consumer credit companies portfolios. In the commercial bank, the highlights were payroll loans, up 49.7%, car loans, increasing 15.0%, and branch network, with 10.9% growth. The consumer credit companies portfolio evolution was mainly influenced by the 9.4% increase in credit card loan portfolio.

The Wholesale loan portfolio grew 6.9% during the quarter and 16.9% in the last 12 months, despite the US dollar depreciation in the periods. Such evolution is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans.

As a consequence, total loan portfolio increased 9.9% over the quarter, reaching R$51,644 million in June 2007. In the past 12 months, Unibanco’s total loans increased 23.2%, demonstrating the growth recovery after a period of conservative credit approach, specially from mid-2005 to the end of 3Q06.

					R$ millions

				Quartely	Annua l
Balance of Loans by Business Segment	Jun-07	Mar-07	Jun-06	Change ( %)	Change ( %)

Retail	30,612	27,330	23,934	12.0	27.9
Wholesale	21,032	19,671	17,995	6.9	16.9

Total	51,644	47,001	41,929	9.9	23.2

					R$ millions

				Quartely	Annual
Balance of Loans by Client Type	Jun-07	Mar-07	Jun-06-	Change ( %)	Change (%)

Individuals	20,883	18,319	16,048	14.0	30.1
Commercial bank and other companies	12,709	10,657	9,122	19.3	39.3
Consumer credit companies	8,174	7,662	6,926	6.7	18.0

Corporate	30,761	28,682	25,881	7.2	18.9
Large corporate	21,032	19,671	17,995	6.9	16.9
Small and medium enterprises (SMEs)	9,729	9,011	7,886	8.0	23.4

Total	51,644	47,001	41,929	9.9	23.2

					R$ millions

				Quartely	A nnua l
Porfolio Highlights	Jun-07	Mar-07	Jun-06	Change ( %)	Change (%)

Payroll	3,685	2,461	1,556	49.7	136.8
Own portfolio	1,400	1,246	1,060	12.4	32.1
Acquired portfolio	2,285	1,215	496	88.1	360.7
Car Loans	5,759	5,009	3,980	15.0	44.7
Branch network	5,499	4,959	4,720	10.9	16.5
Credit Cards	5,412	4,947	4,117	9.4	31.5
SMEs	9,729	9,011	7,886	8.0	23.4
Large Corporate	21,032	19,671	17,995	6.9	16.9
Mortgages	1,586	1,545	1,456	2.7	8.9
Consumer Finance Companies	2,762	2,715	2,809	1.7	-1.7

Investor Relations | 2Q07	10

The loan portfolio breakdown by client type is detailed below:

Individuals

R$millions

Corporate

R$millions

Loan portfolio mix, by segment, as of June 30, 2007 is as follows:

Investor Relations | 2Q07	11

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$3,685 million, reporting a 49.7% and 136.8% growth when compared to March 2007 and June 2006, respectively. Unibanco’s distribution channels in this segment comprise dealers, branch network, partnerships, and Bancred (joint-venture with Banco Cruzeiro do Sul).

Auto Financing

Car loans grew 15.0% in 2Q07 and 44.7% over the last 12 months. The motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate, decreased 54.5% in the last 12 months and 24.7% in the quarter. The total auto financing portfolio reached R$6,085 million in June 30, 2007. Unibanco operates nationwide in the auto financing segment through Unibanco Veículos and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Home Financing

The mortgage loan portfolio totaled R$1,586 million on June 30, 2007, which represents 19.7% of savings deposits and 3.1% of total loan portfolio. Unibanco has restructured its Home Financing department and increased its focus on this sector, in line with growth expectations for upcoming years.

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2007 was R$2,702 million, or 5.2% of the total loan portfolio, as follows:

• R$1,253 million related to overdue credits, in compliance with Resolution 2,682;

• R$745 for falling due credits, in compliance with Resolution 2,682;

• R$704 million based on percentages above those required by the regulatory authority, and significantly higher than the R$548 million registered in June 2006, as shown in the graph below:

The total amount of R$704 million of excess allowance for loan losses, above the required by Resolution 2,682, represents 26.1% of total allowance for loan losses.

Investor Relations	2Q07	12

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess Allowance over Res. 2682	Total Allowance	Allowance over Portfolio (%)
				Overdue Installments	Falling Due Installments

AA	-	22,481	43.5	-	-	17	17	0.1
A	0.5	20,318	82.9	-	102	7	109	0.5
B	1.0	4,138	90.9	2	39	10	51	1.2
C	3.0	2,002	94.8	7	53	16	76	3.8
D	10.0	501	95.7	19	31	262	312	62.3
E	30.0	323	96.4	48	49	168	265	82.0
F	50.0	309	97.0	87	67	149	303	98.1
G	70.0	262	97.5	114	70	75	259	98.9
H	100.0	1,310	100.0	976	334	-	1,310	100.0
TOTAL		51,644		1,253	745	704	2,702
% of portfolio							5.2%

The more conservative approach in credit concession, adopted since mid-2005 and through 2006, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In June 2007, the balance of credits rated AA to C made up 94.8% of the total loan portfolio, up from 93.1% at the end of June 2006, as illustrated in the following graph:

The following graphs show the coverage and the evolution of the credits rated D to H, and illustrate the loan portfolio quality improvement:

At the end of June 2007, credit operations classified E to H represented 4.3% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 123% on June 30, 2007, above the 109% verified in June, 2006, as illustrated in the following graph:

Investor Relations	2Q07	13

Allowance for loan losses as a percentage of overdue installments reached 128% at the end of June 2007, conveying the loan portfolio strength.

The non-accrual loan portfolio (overdue by 60 days or longer) improved from 5.1% of the total loan portfolio in March, 2007 to 4.5% in June, 2007. The total allowance for loan losses reached 115% of the non-accrual portfolio in June 2007, compared to 106% in June, 2006.

The following table indicates the allowance for loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Jun-07	Mar-07	Jun-06

Consumer finance companies	17.5%	17.7%	11.0%
Credit cards	8.3%	9.1%	8.5%
Retail Bank - Individuals	8.9%	8.2%	8.8%
Auto financing	3.2%	3.7%	4.8%
SMEs	4.5%	5.9%	5.7%
Retail	6.9%	7.7%	7.2%
Wholesale	0.9%	1.0%	1.5%
Additional provision	1.0%	0.9%	0.9%
Unibanco consolidated	5.2%	5.7%	5.6%

(1) Allowance for loan losses per segment / Loan portfolio per segment

The allowance for loan losses relative to total Wholesale loan portfolio was 0.9% in June 2007, down from 1.5% in June, 2006. This reflects a reduction in the risk assigned to specific individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6.9% in June, 2007, in line with the better credit quality in certain portfolios of this segment.

The table below shows the changes in the allowance for loan losses for the periods specified:

					R$ millions

Allowance for Loans Losses	2Q07	1Q07	2Q06	1H07	1H06

Allowance for loan losses (beginning balance)	2,672	2,666	2,214	2,666	2,061
Provision for loan losses	616	524	668	1,140	1,310
Required provision	510	525	614	1,035	1,203
Additional provision	106	(1)	54	105	107
Loan write-off	(586)	(518)	(539)	(1,104)	(1,028)
Allowance for loan losses (ending balance)	2,702	2,672	2,343	2,702	2,343

Loan recovery	74	30	47	104	81
Net write-off	(512)	(488)	(492)	(1,000)	(947)
Net write-off / Total Risk	1.0%	1.0%	1.2%	1.9%	2.3%

In 2Q07, required provision stood at R$510 million, a R$104 million or 16.9% decrease, when compared to 2Q06 – as a consequence of the improvement in loan portfolio quality. Provision for loan losses in 2Q07 was R$616 million – above the R$512 million of total net write-offs.

Investor Relations	2Q07	14

Assets > Investments Abroad

Unibanco registered a total of US$2,071 million in investments abroad at the end of June 2007, compared to US$1,500 million in June 2006. Such growth is mainly due to the US$501 million capital increase in the last 12 months, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

					US$ millions

Changes on Investments Abroad	2Q07	1Q07	2Q06	1H07	1H06

Investments Abroad (begining balance)	2,065	1,762	1,269	1,762	712
Net Income	41	69	56	110	127
Capital Increase	171	216	200	387	700
Dividends paid	(192)	(1)	(2)	(193)	(2)
Market value adjustments	(14)	19	(23)	5	(37)
Investments Abroad (ending balance)	2,071	2,065	1,500	2,071	1,500

					R$ millions

Impact on Investments Abroad	2Q07	1Q07	2Q06	1H07	1H06

Exchange rate fluctuation on investments abroad	(190)	(172)	17	(362)	(66)
Hedge on investments abroad (currency)	247	179	14	426	122
Tax effects of exchange rate fluctuation on investments abroad	(65)	(58)	6	(123)	(22)
Fiscal hedge effect	65	58	(6)	123	22
Net impact after income tax and social contribution	57	7	31	64	56

Exchange Rate Fluctuation	-6.1%	-4.1%	-0.4%	-9.9%	-7.5%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 2Q07, the net account effect was R$57 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations	2Q07	15

Funding

Total deposits and assets under management (AUM) stood at R$94,331 million in June 2007, R$47,527 million of which are assets under management. It is worth mentioning the evolution of collateralized debentures deposits, up 16.5% in the quarter.

					R$ millions

Funding Balance	Jun-07	Mar-07	Jun-06	Quarterly Change (%)	Annual Change (%)

Demand deposits	4,626	4,014	4,405	15.2	5.0
Savings deposits	8,045	7,510	5,187	7.1	55.1
Core Deposits CDs	5,149	5,478	4,201	-6.0	22.6
Core Deposits	17,820	17,002	13,793	4.8	29.2
Time and interbank deposits	15,712	18,036	24,984	-12.9	-37.1
Total deposits (A)	33,532	35,038	38,777	-4.3	-13.5
Collateralized debentures deposits (B)	13,272	11,394	5,065	16.5	162.0
Assets under management (C )	47,527	45,606	41,081	4.2	15.7
Total deposits + Funds (A+B+C)	94,331	92,038	84,923	2.5	11.1

The continuous improvement in the deposit mix is explained by a 29.2% and 4.8%, increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to June 2006 and March 2007, respectively. Core deposits represented 53.1% of total deposits in June 2007, a significant increase from the 35.6% in June 2006, as follows:

The following table details the funding in local currency:

					R$ millions

Funding in Local Currency	Jun-07	Mar-07	Jun-06	Quarterly Change (%)	Annual Change (%)

Demand deposits	3,969	3,423	3,671	16.0	8.1
Saving deposits	7,589	7,023	4,714	8.1	61.0
Interbank deposits	879	564	90	55.9	876.7
Core Deposits CDs	5,149	5,478	4,201	-6.0	22.6
Time deposits	13,501	15,887	23,528	-15.0	-42.6
Total deposits	31,087	32,375	36,204	-4.0	-14.1
Funding obtained in the open market	24,475	16,941	10,356	44.5	136.3
Debentures and mortgage notes	2,924	2,039	719	43.4	306.7
Local onlendings (BNDES funds)	7,015	6,274	5,773	11.8	21.5
Subordinated Debt	2,496	1,039	474	140.2	426.6
Technical reserves for insurance, annuity and pension plans	9,834	9,317	8,099	5.5	21.4
Foreign exchange portfolio	2,982	3,512	262	-15.1	1,038.2
Other funding	2,877	1,512	1,409	90.3	104,2
Total funding in local currency	83,690	73,009	63,296	14.6	32.2

Local currency funding reached R$83,690 million at the end of June 2007, up 32.2 % from June 2006. This growth was mostly driven by Core Deposits CDs, funding obtained in the open market, debentures and mortgage notes, foreign exchange portfolio and subordinated debt.

Investor Relations	2Q07	16

The following table details funding in foreign currency:

					R$ millions

Funding in Foreign Currency	Jun-07	Mar-07	Jun-06	Quarterly Change (%)	Annual Change (%)

Demand deposits	657	591	734	11.2	-10.5
Savings deposits	456	487	473	-6.4	-3.6
Interbank deposits	-	4	-	-100.0	-
Time deposits	1,332	1,581	1,366	-15.7	-2.5
Total deposits	2,445	2,663	2,573	-8.2	-5.0
Funding obtained in the open market	2,847	2,582	2,872	10.3	-0.9
Local onlendings (BNDES funds)	186	204	264	-8.8	-29.5
Foreign onlendings	22	62	105	-64.5	-79.0
Import and export financing lines	3,472	2,732	2,369	27.1	46.6
Eurobonds and commercial papers	1,037	816	917	27.1	13.1
Subordinated Debt	1,639	2,167	2,264	-24.4	-27.6
Securitization	1,758	1,489	1,515	18.1	16.0
Foreign exchange portfolio	3,052	4,148	753	-26.4	305.3
Other funding	3,524	3,093	454	13.9	676.2
Total funding in foreign currency	19,982	19,956	14,086	0.1	41.9

Foreign currency funding reached R$19,982 million in June 2007, with a growth of 41.9% from June 2006. Such evolution was mainly driven by the foreign exchange portfolio growth.

Local and foreign currency balances

The table below displays the balances in local and foreign currency, in addition to the net FX exposure:

			R$ millions

	Local Currency	June 30th 2007 Foreign Currency	Consolidated

Cash and due from bank / Interbank investments	25,415	4,547	29,962
Marketable securities and derivatives	21,541	4,580	26,121
Interbank accounts	5,611	172	5,783
Net loans	40,849	8,093	48,942
Loans	43,504	8,140	51,644
Allowances for loan losses	(2,655)	(47)	(2,702)
Other assets	15,073	3,695	18,768
Total assets	108,489	21,087	129,576

Deposits	31,087	2,445	33,532
Securities sold under repurchase agreements (open market)	24,475	2,847	27,322
Resources from securities issued	3,151	1,037	4,188
Interbank accounts	653	29	682
Borrowings and onlending	7,187	4,657	11,844
Financial derivative instruments	1,710	1,635	3,345
Subordinated Debt	2,496	1,639	4,135
Other liabilities	25,524	6,321	31,845
Minority interest	1,885	-	1,885
Stockholders' equity	10,798	-	10,798
Total liabilities	108,966	20,610	129,576

Derivatives and leasing operations	(7,342)	(4,078)	(11,420)
Transactions to mature (with no exposure risk)		1,319

Net exposure - BIS ratio		(2,282)

Investor Relations	2Q07	17

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	13.3	15.0
Changes in risk weighted assets	(1.0)	(2.4)
Changes in market risk coverage - interest rates	(0.1)	0.1
Changes in market risk coverage - foreign exchange rate	0.8	(0.6)
Reference equity growth	1.0	1.9
Tier I	0.5	0.9
Tier II	0.5	1.0
BIS Ratio on June 30th, 2007	14.0	14.0

Unibanco’s BIS ratio, as of June 30, 2007, reached 14.0%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of June 30, 2007:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	10,844	10.5
Tier II	3,621	3.5
Total	14,465	14.0

In 1H07, the Central Bank changed capital adequacy rules regarding foreign exchange exposure (resolution 3,351 and 3,353), valid from July 2, 2007 on. Unibanco’s estimative for BIS ratio on July 31, 2007, according to the new Central Bank’s regulation, is 13.5% .

The fixed asset ratio was 41.2% in June 2007.

Efficiency Ratio

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a system similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution.

As a consequence of operational efficiency management, the efficiency ratio reached 47.3% in 2Q07 vis-à-vis 48.8% verified in 1Q07, a 150 b.p. improvement.

		R$ millions

Efficiency	2Q07	1Q07	2Q06

Efficiency ratio (1)	47.3%	48.8%	46.9%
Expenses	1,417	1,384	1,347
Revenues	2,997	2,835	2,872

(1) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Other taxes + Other Operating Income/Expenses).

Investor Relations	2Q07	18

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

When comparing 2Q07 to 2Q06, the 300 b.p. increase in credit card revenues reflects growth in the credit card base along with new sales campaigns for Unicard and Hipercard.

Fee Income

The table below displays the breakdown of service fees:

					R$ millions

Fees from Services Rendered	2Q07	1Q07	2Q06	1H07	1H06	1H07-1H06 D ( %)

Banking fees, other fees and commissions	529	516	492	1,045	952	9.8
Credit Cards - Own Portfolio(1)	141	121	107	262	209	25.4
Asset under management	89	80	90	169	187	-9.6
Other fees	94	90	97	184	189	-2.6
Subtotal	853	807	786	1,660	1,537	8.0
Redecard	57	62	90	119	178	-33.1
Total fees from services rendered	910	869	876	1,779	1,715	3.7

(1) Unicard+Hipercard

Total fees reached R$910 million in 2Q07, a 4.7% growth from 1Q07. It is worth mentioning capital market fees and revenues from credit card operations. The graph below demonstrates the evolution of credit card fees from the companies Hipercard and Unicard.

The 3.7% increase in fee income in 1H07 compared to 1H06 was influenced by the impact of accounting reclassification of a portion of revenues in the operations of Redecard. Previously, these revenues were classified as fees from services rendered. Since 3Q06, they are classified as Other Operating Income and as Profit from Financial Intermediation. Previous quarters were not reclassified.

Excluding the revenues from Redecard, total fees increased 8.5% and 8.0% in 2Q07 vis-à-vis 2Q06 and 1H07 relative to 1H06, respectively.

Investor Relations	2Q07	19

Personnel and Administrative Expenses

In 1H07, personnel and administrative expenses decreased 4.6% from 2H06, largely due to efficiency gains and seasonal effect.

When comparing 1H07 to 1H06, the variation in personnel and administrative expenses of the companies under Unibanco’s direct management was 2.0%, below the 3.7% inflation in the period (as measured by IPCA), a very positive figure, considering the organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreement of September 2006.

The table below displays the personnel and administrative expenses for the periods specified:

					R$ millions

Personnel and Administrative Expenses	2Q07	1Q07	2Q06	Quarterly Change (%)	Annual Change (%)

Commercial Bank	928	902	894	2.9%	3.8%
Subsidiaries - Companies under Unibanco´s direct management	394	398	400	-1.0%	-1.5%
Subtotal	1,322	1,300	1,294	1.7%	2.2%
Subsidiaries - indirect management	95	84	53	13.1%	79.2%
Total	1,417	1,384	1,347	2.4%	5.2%

					R$ millions

Personnel and Administrative Expenses	1H07	2H06	1H06	1H07-2H06 D %	Annual Change (%)

Commercial Bank	1,830	1,904	1,780	-3.9%	2.8%
Subsidiaries - Companies under Unibanco´s direct management	792	844	791	-6.2%	0.1%
Subtotal	2,622	2,748	2,571	-4.6%	2.0%
Subsidiaries - indirect management	179	187	104	-4.3%	72.1%
Total	2,801	2,935	2,675	-4.6%	4.7%

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the periods specified:

					R$ millions

Personnel Expenses	2Q07	1Q07	2Q06	Quarterly Change (%)	Annual Change (%)

Commercial Bank	434	422	424	2.8%	2.4%
Subsidiaries - Companies under Unibanco´s direct management	107	100	99	7.0%	8.1%
Subtotal	541	522	523	3.6%	3.4%
Subsidiaries - indirect management	20	19	14	5.3%	42.9%
Total	561	541	537	3.7%	4.5%

					R$ millions

Personnel Expenses	1H07	2H06	1H06	1H07-2H06 D %	Annual Change (%)

Commercial Bank	856	862	854	-0.7%	0.2%
Subsidiaries - Companies under Unibanco´s direct management	207	199	191	4.0%	8.4%
Subtotal	1,063	1,061	1,045	0.2%	1.7%
Subsidiaries - indirect management	39	39	27	0.0%	44.4%
Total	1,102	1,100	1,072	0.2%	2.8%

Considering just the companies under Unibanco’s direct management, personnel expenses remained flat in 1H07 from 2H06. In comparison to 1H06, personnel expenses varied 1.7%, despite the Retail business commercial activities expansion, wage increases, and the additional payment of profit sharing in 1Q06.

Investor Relations	2Q07	20

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the periods specified:

					R$ millions

Other Administrative Expenses	2Q07	1Q07	2Q06	Quarterly Change (%)	Annual Change (%)

Commercial Bank	494	480	470	2.9%	5.1%
Subsidiaries - Companies under Unibanco´s direct management	287	298	301	-3.7%	-4.7%
Subtotal	781	778	771	0.4%	1.3%
Subsidiaries - indirect management	75	65	39	15.4%	92.3%
Total	856	843	810	1.5%	5.7%

					R$ millions

Other Administrative Expenses	1H07	2H06	1H06	1H07-2H06 D %	Annual Change (%)

Commercial Bank	974	1,042	926	-6.5%	5.2%
Subsidiaries - Companies under Unibanco´s direct management	585	645	600	-9.3%	-2.5%
Subtotal	1,559	1,687	1,526	-7.6%	2.2%
Subsidiaries - indirect management	140	148	77	-5.4%	81.8%
Total	1,699	1,835	1,603	-7.4%	6.0%

The other administrative expenses posted a 7.4% decrease in 1H07 from 2H06, largely due to efficiency gains and seasonal effects in the last quarter of the year (higher volume of transactions).

Considering only the companies under Unibanco’s management, the change in 12 months was 1.3%, mainly due to efficiency project gains.

The table below details the breakdown of other administrative expenses for the periods specified:

					R$ millions

Other Adminitrative Expenses	2Q07	1Q07	2Q06	1H07	1H06

Third-party services	318	316	322	634	613
Equipment Lease	10	13	12	23	23
Data processing and telecomunications	102	110	103	212	207
Depreciation and amortization	92	87	87	179	173
Facilities - maintenance and preservation	145	145	139	290	289
Advertising and publicity	93	85	68	178	136
Financial system services costs	24	22	21	46	41
Transportation	22	20	22	42	43
Materials	11	9	10	20	19
Others	39	36	26	75	59
Total	856	843	810	1,699	1,603

Investor Relations	2Q07	21

Highlights for the Quarter

Brazilian Economy

In the second quarter of 2007, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue the policy of gradual reduction in the Selic rate, which closed out the quarter at 12% p.y. In 2Q07, cumulative inflation (measured by IPCA) was 0.81%, down from 1.26%, verified in the previous quarter, in line with the Central Bank target.

Although the international scenario presented a higher volatility when compared to the previous quarter, the appetite for emerging market assets remained high. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$11.9 billion in 2Q07 – continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 2Q07 at 161 basis points, a drop of 6 basis points compared to that registered at the end of 1Q07.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate 6.1% in the quarter against the dollar, despite the Central Bank intervention in the FX market through US-Dollar purchase auctions (spot market). Such acquisitions raised the level of the Brazilian international reserves that ended the second quarter at US$147.1 billion, above the US$109.5 billion verified in the 1Q07.

Economic activity continued its recovering process during the 2Q07. The retail sales, according to IBGE, grew 0.5% in April from March, and, in May, increased for the fifth consecutive month, 0.5% from April – discounted the seasonal effect.

The debt/GDP ratio reached 44.3% in the end of June, a slight drop when compared to 44.8% verified in the 1Q07, in accordance with the new GDP methodology calculation. The public sector primary surplus amounted to 4.3% of the GDP in the last 12 months, above the 2007 goal of 3.8% .

Retail

In June 2007, Unibanco’s Retail segment reached approximately 25 million clients throughout the country, a 12% growth compared to the same period last year. Besides the increase in number of partnerships with retailers, this growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Dibens and Unibanco Veículos are the brands through which Unibanco finances cars and heavy vehicles; and in the payroll loans segment, Unibanco operates through dealers, its commercial bank, partnerships and Bancred (joint-venture with Banco Cruzeiro do Sul).

Payroll loans presented growth of 49.7% and 136.8% when compared to March 2007 and June 2006, respectively. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio acquisitions, besides the recent partnerships established, especially with Bancred.

Auto financing portfolio grew 15.0% over the quarter, excluding motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate. The total financing portfolio reached R$6,085 million on June 30, 2007.

Given expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$1,586 on June 30, 2007.

Investor Relations	2Q07	22

As a result, total retail loan portfolio reached R$30,612 million, with R$20,883 million represented by individuals. In the quarter, the highlight was the 19.3% growth in the commercial bank portfolio.
Unibanco closed 2Q07 with a network of 947 branches and 302 corporate-site branches.

Retail > SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$9,729 million in June 2007, up 8.0% over the quarter. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard, Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul (Bancred). These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$194 million net income in the quarter and R$383 million in the semester, 10.9% and 22.8% growth compared to 2Q06 and 1H06, respectively. The credit portfolio posted a 31.5% growth over the past 12 months, and a 9.4% growth in the quarter, amounting to R$5,412 million in June 2007.

					R$ millions

FinancialFinancialInformationInformation	2Q07	1Q07	2Q06	1H07	1H06

Credit portfolio (1)	5,412	4,947	4,117	5,412	4,117
Provision for loan losses	128	111	136	239	249
Credit portfolio coverage	8.3%	9.1%	8.5%	8.3%	8.5%
Fees	198	183	197	381	387
Business results	194	189	175	383	312

(1) Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$5,958 million in 2Q07, which represents annual growth of 35.3% .

Investor Relations	2Q07	23

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$2,843 million in June 2007, a 1.6% increase when compared to the previous quarter. In the last 12 months, the 4.4% decline in this portfolio is explained by the conservative credit approach, adopted by Unibanco in mid-2005, to certain portfolios of this segment, notably for unsecured personal loans.

Business result reached R$77 million in the first half of 2007, a 208.0% growth when compared to 1H06, due to an improvement in credit quality portfolio in the last 12 months, resulting in a 36.0% decline in provisions for loan losses.

The table demonstrates the consumer finance companies evolution:

					R$ millions

Financial Financial Information Information	2Q07	1Q07	2Q06	1H07	1H06

Credit portfolio	2,843	2,798	2,973	2,843	2,973
Provision for loan losses	157	143	233	300	469
Credit portfolio coverage	17.5%	17.7%	11.0%	17.5%	11.0%
Fees	94	90	97	184	189
Business results	38	39	8	77	25

Fininvest had 574 fully-owned stores, customer service centers (Núcleos de atendimento ao cliente - NACs), kiosks and mini-stores, and more than 11 thousand points-of-sale as of June 2007. At the same date, LuizaCred had 352 points-of-sale while PontoCred had 384.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as cash management and derivatives were the highlights in the quarter. Cash management revenues, which includes, among others, fees and collection services, increased by 30% when compared to 2Q06.

In 1H07, Unibanco was the coordinator of Tegma Gestão e Logística S.A. primary and secondary equity offering, in the amount of R$585 million and lead coordinator of Suzano Papel e Celulose secondary equity offering, in the amount of R$612 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$1,989 during the semester, with a 11.7% market share, maintaining its 3rd place in the BNDES overall ranking. During 1H07, Unibanco also disbursed R$450 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$21,032 million, up 6.9% in the quarter and 16.9% over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

Investor Relations	2Q07	24

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$88 million in 2Q07 and R$158 million in 1H07. Operating income reached R$35 million in 2Q07, 20.7% growth compared to 2Q06. During 1H07, such evolution was 18.6% from 1H06, reaching R$70 milion. Combined revenues from the Insurance and Private Pension Plan businesses were R$2,930 million in 1H07, up 18.6% from 1H06.

Consolidated technical reserves reached R$9,218 million at the end of the quarter, up 21.4% from June 2006, as illustrated by the graph below:

During the last 12 months, the reduction in the Selic interest rate impacted Unibanco AIG’s strategies, which focused on operating results, reaching a ratio of operating income over net income above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 1H07 in the total amount of R$372 million.

In the quarter, it is worth mentioning the operating results of Unibanco AIG that posted a 20.7% growth when compared to 2Q06. The loss ratio was 46.1%, a 530 b.p. improvement in 1H07 compared to 1H06. The combined ratio reached 94.6% in 2Q07, better than the industry average.

					R$ millions

Insurance (1)	2Q07	1Q07	2Q06	1H07	1H06

Net premiums written	1,084	1,142	929	2,226	1,778
Premiums retained	871	948	706	1,819	1,449
Premiums earned	650	625	487	1,275	961
Industrial result	118	106	107	224	186
Personnel and administrative expenses	(68)	(63)	(63)	(131)	(121)
Operating income	35	35	29	70	59
Financial / equity result	75	53	86	128	168
Income before taxes	114	89	115	203	227
Net Income	88	69	97	158	189

Loss ratio (2)	45.0%	47.3%	47.3%	46.1%	51.4%
Combined ratio (3)	94.6%	94.4%	94.0%	94.5%	93.9%
Extended combined ratio (4)	87.9%	90.1%	85.7%	89.0%	84.7%

(1)	A IG Brasil, UA SEG and Unibanco A IG Saúde and UAW: consolidated. Unibanco A IG Previdência accounted for by the equity method.
(2)	Claims/P remiums.
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial inco me).

Investor Relations	2Q07	25

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 8.2% market share (as of June 2007).

Unibanco AIG Seguros is the leader in the following segments: corporate, civil responsability, D&O (Directors and Officers), facultative risks, engineering risks and extended warranty products. At the D&O (Directors and Officers) segment Unibanco has an important position, with 59.5% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that acquire extended warranty.

Net income from the private pension business in 2Q07 was R$18 million. In the quarter, revenues were R$360 million and technical reserves reached R$6,927 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues up to June 2007. The company ranked 2nd for the year (until June) in sales of corporate pension plans, with R$371 million in sales and a 18.2% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 850 thousand individual clients.

Investor Relations	2Q07	26

Wealth Management

Unibanco Asset Management (UAM) ended June 2007 with R$47,527 million in assets under management. Its market share as of June 2007 stood at 4.3% (source: Anbid).

With the reduction in the Selic interest rate over the last two years and the expectation of further reductions, Unibanco Asset Management kept on diversifying and increasing its client base, while focusing on high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 2Q07, it is worth highlighting our fund of funds products, with R$6.0 billion in assets under management.

Standard & Poors affirmed in July, 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

The chart below traces the evolution in the funds’ asset mix by segment:

In 1H07, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a large offering of high added-value products, such as derivatives and private equity funds, Unibanco has increased the options to clients that are looking for higher returns in a falling interest rate scenario. In 2Q07, the Private Bank posted a significant increase in assets under management, with 36.2% growth compared to the same period last year.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Unibanco Holdings

Unibanco Holdings S.A. net income reached R$453 million in 2Q07. Excluding the result from non recurring events, net income was R$335 million. Stockholders’ equity stood at R$6,342 million and annualized ROAE was 32.7% for the 2Q07, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$146 million as of June 30, 2007. Excluding the result from non recurring events, ROAE was 23.5% in the quarter.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Subsequent Event

Subsequent Event > Redecard

On July 13, 2007, Unibanco, through a public offering, sold 53,798,700 Redecard’s shares, representing 8.73% of Redecard’s total capital. The sale price per share was R$27.00. The result for Unibanco, before tax effects and considering the primary offering, is approximately R$1.5 billion.

Investor Relations	2Q07	27

Corporate Governance

Corporate Governance > Stocks

Unibanco Units gained 60% over the past 12 months. The Ibovespa increased 48% during the same period. The graphs below trace the stocks’ performance in both domestic and international markets over the periods specified:

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. In 2007, Unibanco celebrates its 10th anniversary of listing in the American market. During this period, it was the top Brazilian bank in financial trading volume.

In 2Q07, the Units’ average daily trading volume reached R$85.3 million, 96.1% up from 1Q07. During this period, the GDSs’ average daily trading volume was US$126.7 million, 56.6% up from 1Q07. The Ibovespa’s average daily trading volume increased 18.3% during the same period.

Corporate Governance > Market Capitalization

Unibanco market capitalization, estimated on the Unit (UBBR11) closing quotation of R$21.79 on August 7th, 2007 was R$30.5 billion.

Corporate Governance > Indexes

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 100%. The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending August 2007.

Index	Weight (%) May to Aug -07

Ibovespa	1.946
IBrX-50	3.464
IBrX-100	3.012
IGC Corporate Governance Index	3.286
ISE Susteinability Index*	5.884

(*) Valid from December 2006 to November 2007.

Investor Relations	2Q07	28

Corporate Governance > Stock Repurchase Program

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings, remaining at the discretion of Unibanco’s Board of Officers the decision as to the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors.

The amount of shares to be acquired must not exceed: a) 20,000,000 preferred shares of Unibanco; and b) 20,000,000 preferred shares of Unibanco Holdings. The acquisition of shares must be made solely through the acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market. Thus, Unibanco is authorized to acquire up to 20,000,000 Units.

The authorization will be valid for 6 months to be counted from August 10th, 2007, and the acquisition of the shares will be carried out at fair market value and through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

Corporate Governance > Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital on July 31, 2007, according to the amounts specified in the table below:

						R$ per share

	UBB-ON UBBR3	UBB-PN UBBR4	HOL-ON UBHD3	HOL-PN UBHD6	UNIT * UBBR11	GDS** NYSE-UBB

Gross Value	0.1227420	0.1350163	0.1050069	0.1050069	0.2400232	2.4002320
Net Value	0.1043307	0.1147638	0.0892559	0.0892559	0.2040197	2.0401970

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Corporate Governance > SOX Certification

On June 15, 2007, Unibanco and Unibanco Holdings achieved the 404 section certification of Sarbanes-Oxley Law (SOX), known as SOX Certification, regarding internal controls over US GAAP Consolidated Financial Statements.

This achievement reaffirms Unibanco's commitment to the quality of the integrated management of process, risk and control, as well as the high quality standards of corporate governance practices adopted and the transparency of financial statements disclosure.

Investor Relations	2Q07	29

Human Resources

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 33,119 professionals, Unibanco invested over R$12 million during 1H07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

1H07 Human Resources highlights:

•	2007 Trainee Program, recruited and trained 29 recently graduated students;

•
Internal and external recruiting, and training of people through development programs to commercial departments, such as the General Manager, Attendance Manager and Retail Corporate Manager Development Programs, that involved more than 340 participants;

•	In the supporting areas, the Programa de Melhoria Contínua em Qualidade (Continuous Quality Improvement Program) involved roughly 1,200 actions;

•
Participation of 994 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected from each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;

•	More than 860 managers participated in one of the three modules of the People Management Program, that is offered since 2004 for managers who enter the organization or employees promoted to this position, with focus on the improvement of quality in people management;

•	More than 40 thousand training actions in the conglomerate (24 thousand through e-learning and the remaining in attendance training).

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997.

Human Resources > Partnership Program

Unibanco has a Stock Option Plan, which aims to align executive’s commitment with long term results and reward exceptional performance. It is also an instrument to attract, retain and motivate talented people. In the Extraordinary Shareholders’ Meeting, held on March 21, 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco.

The Partnership Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco’s Units and, for each acquired Unit, he or she will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Investor Relations	2Q07	30

Social and Environmental Responsibility

Social and Environmental Responsibility > Institutes

Unibanco is recognizably one of the most active companies in Brazil regarding social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles, pursuing the development and implementation of social-environmental responsible projects, mainly in education, culture and professional qualification.

Instituto Unibanco acts in social projects on education. Aware of its social goals, Instituto Unibanco pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in five main fronts:

•	Extended Education;
•	Teacher Training;
•	Qualification for the Job Market;
•	School Equivalency Programs;
•	Environmental Education.

The main activities in 2Q07 were:

•
Prêmio Instituto Unibanco (Unibanco Institute Awards) - The Unibanco Institute Awards pursues the recognition and dissemination of the academic research that focus on the enhancement of the public high school education.

•
SuperAção na Escola (SuperAção at School) – Action carried out to support the project Jovem do Futuro (Youth of the Future), which had the goal of promoting improvements in the structure and infrastructure of public schools.

•
Programa Junior Achievement (Junior Achievement Program) – This program has the goal of arousing the entrepreneur spirit, and stimulating ethic principles and personal development, offering the students basic notion of how a company works and a realistic vision of economy and private initiative. During 2Q07, 3,200 students were trained.

•
Partnership with Serasa – Instituto Unibanco stablished a partnership with Serasa to search for information, targeting to guarantee more transparency and credibility in its deals with third-sector entities.

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promoting and developing cultural programs. Throughout 2Q07, over 30 thousand people visited the Institute Cultural Centers and more than 750 thousand people attended the movie sessions sponsored by Unibanco.

The main activities sponsored by Instituto Moreira Salles, during 2Q07, were:

•
IMS celebrated the 110th anniversary of the composer Pixinguinha (1897 – 1973) with an exhibition at the Rio de Janeiro Cultural Center, putting together documents, pictures and music transcripts primarily written by the artist. The institute also launched the collection available on its website in the Internet (www.ims.com.br);

•	IMS celebrated the 110th anniversary of the composer Pixinguinha (1897 – 1973) with an exhibition at the Rio de Janeiro Cultural Center, putting together documents, pictures and music transcripts primarily written by the artist. The institute also launched the collection available on its website in the Internet (www.ims.com.br);

•	The launch of the CD Jobim Violão in partnership with the disc recorder Gaia Discos, the first disc of the artist Arthur Nestrovski – the disc is a set of 14 songs of Antonio Carlos Jobim (1927 – 1994) in guitar arrangements;

•	The launch, at the São Paulo Cultural Center, of the book edited by IMS O enigma do homem célebre – Ambição e vocação de Ernesto Nazareth (The Enigma of The Illustrious Man – Ambition and Vocation of Ernesto Nazareth), written by Cacá Machado, which analyzes the historic, literary and musical aspects of the work of the composer Ernesto Nazareth (1863 – 1934) - whose collection is maintained by IMS – and which also brings a CD with some of the composer’s music played by the pianist Sonia Rubinsky;

Investor Relations	2Q07	31

•	The institute started to maintain the library of the critic and rehearsal artist João Alexandre Barbosa (1937-2006), studious of the development of the Brazilian critic thoughts that arranged an extent bibliography including authors such as Sílvio Romero, José Veríssimo, Araripe Jr. and Augusto Meyer, beyond the poets Paul Valéry and João Cabral de Melo Neto;

•	The Brazilian Culture Ministery set a partnership with IMS through the Announcement of Support to the Brazilian Music Festivals, with the goal of identifying the needs of and the ways to make events of local and regional great impact.

Social and Environmental Responsibility > Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil, with more than 230 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In June 2007, Unibanco’s Microcredit initiative had already benefited approximately 14 thousand clients.

Investor Relations	2Q07	32

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. E EMPRESAS CONTROLADAS
CONSOLIDATED BALANCE SHEET

					R$ millions

	Jun-07	Mar-07	Jun-06	Quartely Change (%)	Annual Change (%)

ASSETS
Cash and due from bank	1,837	1,789	1,356	2.7	35.5
Interbank investments	28,125	16,990	16,321	65.5	72.3
Marketable securities and financial derivatives instruments	26,121	26,669	22,183	-2.1	17.8
Interbank accounts	5,783	5,973	5,999	-3.2	-3.6
Loan portfolio, leasing and other loans	51,644	47,001	41,929	9.9	23.2
Allowance for loan losses	(2,702)	(2,672)	(2,343)	1.1	15.3
Net loans	48,942	44,329	39,586	10.4	23.6
Foreign exchange portfolio, except for ACC (1)	5,714	7,494	960	-23.8	495.2
Negotiation and intermediation of securities	901	625	228	44.2	295.2
Investments	885	921	1,367	-3.9	-35.3
Fixed assets	830	858	837	-3.3	-0.8
Deferred charges	710	718	982	-1.1	-27.7
Other assets	9,728	8,825	8,315	10.2	17.0

Total assets	129,576	115,191	98,134	12.5	32.0

LIABILITIES
Deposits	33,532	35,038	38,777	-4.3	-13.5
Securities sold under repurchase agreements (open market)	27,322	19,523	13,228	39.9	106.5
Resources from securities issued	4,188	3,087	1,636	35.7	156.0
Interbank accounts	682	717	666	-4.9	2.4
Borrowings and onlendings in Brazil - Governmental agencies	11,844	10,641	8,974	11.3	32.0
Financial derivatives instruments	3,345	1,933	1,166	73.0	186.9
Technical provisions for insurance, annuities and
retirement plans	9,833	9,317	8,099	5.5	21.4
Foreign exchange portfolio (1)	6,033	7,660	1,015	-21.2	494.4
Negotiation and intermediation of securities	1,681	1,072	224	56.8	650.4
Other liabilities	18,433	14,968	13,722	23.1	34.3

Total liabilities	116,893	103,956	87,507	12.4	33.6

Minority interest	1,885	949	811	98.6	132.4
Stockholders' equity	10,798	10,286	9,816	5.0	10.0

Stockholders' equity managed by parent company	12,683	11,235	10,627	12.9	19.3

Total liabilities + stockholders' equity	129,576	115,191	98,134	12.5	32.0

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations	2Q07	33

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES INCOME STATEMENT

					R$ millions

	2Q07	1Q07	2Q06	1H07	1H06

Revenue from financial intermediation	4,141	4,074	3,982	8,215	8,308
Lending and leasing operations	2,544	2,563	2,565	5,107	5,235
Result from marketable securities (1)	1,147	993	1,100	2,140	2,351
Insurance, pension plans and annuity result	313	282	291	595	559
Foreign exchange transactions and compulsory deposits	137	236	26	373	163

Expenses on financial intermediation	(2,065)	(2,190)	(2,258)	(4,255)	(4,868)
Securities sold under repurchase agreements (open market)	(1,196)	(1,208)	(1,372)	(2,404)	(3,006)
Interest and restatement expenses on technical provisions for	(217)	(198)	(182)	(415)	(382)
insurance, pension plans and annuity
Borrowings and onlendings	(107)	(260)	(36)	(367)	(170)
Provision for loan losses	(545)	(524)	(668)	(1,069)	(1,310)

Profit from financial intermediation	2,076	1,884	1,724	3,960	3,440

Other operating income (expenses)	(1,031)	(946)	(849)	(1,977)	(1,725)
Fees from services rendered	910	869	876	1,779	1,715
Insurance, pension plans and annuity result	214	174	156	388	272
Credit card selling expenses	(59)	(67)	(65)	(126)	(144)
Salaries, benefits, training and social security	(561)	(541)	(537)	(1,102)	(1,072)
Other administrative expenses	(856)	(843)	(810)	(1,699)	(1,603)
Other taxes	(317)	(288)	(257)	(605)	(491)
Equity in the results of associated companies	10	11	18	21	31
Other operating income / Other operating expenses (1)	(372)	(261)	(230)	(633)	(433)

Operating income before non recurring events	1,045	938	875	1,983	1,715
Profit from non recurring events	203	-	-	203	-
Non-operating income (expenses)	(6)	-	(2)	(6)	(8)
Income before taxes and profit sharing	1,242	938	873	2,180	1,707

Income tax and social contribution	(221)	(210)	(161)	(431)	(309)

Profit sharing	(135)	(108)	(110)	(243)	(222)

Net income before minority interest	886	620	602	1,506	1,176
Minority interest	(45)	(39)	(54)	(84)	(108)

Net Income	841	581	548	1,422	1,068

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.
Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.
This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 1Q07 Conference Call will be held on May 10, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3584-1980.

Investor Relations	2Q07	34

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.